UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFINITY ENERGY RESOURCES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45663L502

(CUSIP Number)

Thomas J. Heckman

15612 College Blvd.

Lenexa, KS 66219

(913) 814-7774

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 19, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	45663L502

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas J. Heckman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000 *
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 500,000 *
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*See Response to Items below.

Item 1. Security and Issuer

The title of the class of equity security to which this statement relates is common stock, $0.0001 par value. The reporting person beneficially owns 2,000,000 shares of common stock. Certain of the shares of common stock are subject to vesting provisions.

The issuer of the securities is Infinity Energy Resources, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 11900 College Blvd., Suite 310, Overland Park, KS 66210.

Item 4. Purpose of Transaction

This Schedule 13D is being filed to report the beneficial stock ownership of the reporting person to reflect a grant of 2,000,000 shares of restricted common stock to the reporting person on August 19, 2020. This grant, a portion of which has vested, caused the reporting person’s beneficial ownership to exceed 5%. See Item 5(c) below. The information supplied in this Schedule 13D is provided as of January 8, 2021.

Item 5. Interest in Securities of the Issuer

(a) The reporting person beneficially owns 2,000,000 shares of common stock, a portion of which remains subject to vesting provisions. The beneficial ownership of 2,000,000 shares would represent 10.8% of the issued and outstanding common stock of the Issuer as of the date of this Schedule 13D. As of the date of this Schedule 13D, a total of 1,500,000 shares of restricted common stock included in the foregoing totals remains subject to vesting restrictions as of the date of this Schedule 13D as set forth in paragraph (c) below. The reporting person has the power to vote these shares even though they are not vested.

(b) The reporting person has the sole power to vote 2,000,000 shares and the power to dispose of 500,000 shares, which excludes the 1,500,000 shares that remain subject to vesting provisions as of the date of this Schedule 13D.

(c) On August 19, 2020 the Issuer awarded the reporting person 2,000,000 shares of restricted common stock. A total of 250,000 of these shares vest at the end of each calendar quarter starting on September 30, 2020 and ending on June 30, 2022, provided the reporting person continues to provide consulting services to the Issuer on each vesting date. A total of 500,000 shares have vested and a total of 1,500,000 remain unvested as of the date of this Schedule 13D.

(d) No person is known to the reporting person to have any right to receive, or power to direct the receipt of, dividends from or the proceeds from the sale of any of the securities covered by this statement, except as provided herein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2021
Dated

/s/ Thomas J. Heckman
Signature

Thomas J. Heckman, Reporting Person
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).